Exhibit 99.1

NEXA RESOURCES S.A. INFORMS ABOUT THE TRUCK DRIVERS’ STRIKE

Luxembourg, May 28th, 2018 — Nexa Resources S.A. (“Nexa Resources” or the “Company”) informs that the Company has taken all necessary and adequate measures to mitigate the impact of the truck drivers’ strike currently taking place in Brazil.

Given our contingent measures, production at Vazante and Morro Agudo mines has not being affected so far. Metal production at our Juiz de Fora smelter continues at this moment while Três Marias smelter production is being partially affected given interruptions on supply of zinc concentrate and other critical materials.

Our efforts are focused on mitigating impacts on production levels on both mining and metals segments and resuming normalized levels of production and shipments as soon as the situation is normalized.

For further information, please contact:

Nexa Resources - Investor Relations

Leandro Cappa

ir@nexaresources.com

About Nexa’s Compliance with GDPR:

Nexa is adapting to the new General Data Protection Regulation (GDPR) in the European Union. Please check our Privacy Notice on the link below: https://www.nexaresources.com/privacy-policy

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company operates and owns five long-life underground mines, three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil. Two of the Company’s mines, Cerro Lindo in Peru and Vazante in Brazil, are among the 10 largest zinc mines in the world and combined with the Company’s other mining operations, place the Company among the top five producers of mined zinc globally in 2017, according to Wood Mackenzie.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This News Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include (but are not limited to) estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production and its projects.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).